As filed with the Securities and Exchange Commission on June 10, 1996  Reg. No.
_______________________________________________________________________________
_______________________________________________________________________________



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                _________________
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                _________________

                           HASKEL INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

       CALIFORNIA                                    95-4107640
 (State or other jurisdiction of                   (I.R.S. Employer
 incorporation or organization)                   Identification No.)

                              100 EAST GRAHAM PLACE
                            BURBANK, CALIFORNIA 91502               91502
                    (Address of principal executive offices)      (Zip Code)
                                _________________
                        1989 INCENTIVE STOCK OPTION PLAN
                         NONQUALIFIED STOCK OPTION PLAN
                        1995 INCENTIVE STOCK OPTION PLAN
                         1995 FORMULA STOCK OPTION PLAN
                            (Full title of the plan)
                                _________________
                                LONNIE D. SCHNELL
                           HASKEL INTERNATIONAL, INC.
                              100 EAST GRAHAM PLACE
                               BURBANK, CALIFORNIA
                                 (818) 843-4000
(Name, address and telephone number, including area code, of agent for service)

                                    COPY TO:
                              WILLIAM J. FEIS, ESQ.
                      TROY & GOULD PROFESSIONAL CORPORATION
                       1801 CENTURY PARK EAST, SUITE 1600
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-4441

                         CALCULATION OF REGISTRATION FEE

_______________________________________________________________________________________________________________________________
_______________________________________________________________________________________________________________________________
                                                                        Proposed Maximum    Proposed Maximum
                                                       Amount to be      Offering Price    Aggregate Offering      Amount of
Title of Securities to be Registered                   Registered(1)       per Share             Price         Registration Fee
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .            159,215           $9.46(2)           $1,506,174
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .            283,500            7.18(2)            2,035,530
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .            110,000            8.03(2)              883,300
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .            120,000           5.375(2)              645,000
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .            141,000            7.00(2)              987,000
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .             24,000           10.00(2)              240,000
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .              5,000            7.25(2)               36,250
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .             43,000            6.50(2)              279,500
- -------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, without par value. . . .            494,285            6.75(3)            3,336,424
- -------------------------------------------------------------------------------------------------------------------------------
      TOTAL. . . . . . . . . . . . . . . . . .          1,380,000                              $9,949,178            $3,431
_______________________________________________________________________________________________________________________________
_______________________________________________________________________________________________________________________________


(1)  In accordance with Rule 416 of the General Rules and Regulations under the Securities Act of 1933 (the "General Rules"), there also are being registered such indeterminate number of additional shares of Class A Common Stock as may become issuable pursuant to anti-dilution provisions of the plans.
(2) The registration fee for shares of Class A Common Stock issuable upon exercise of outstanding options under the Plans was calculated pursuant to Rule 457(h) using the prices at which such outstanding options may be exercised.
(3) Estimated pursuant to Rule 457 of the General Rules, solely for the purpose of computing the registration fee, based on the last reported sales price of the Class A Common Stock as reported on The Nasdaq
     National Market on June 5, 1996.
_______________________________________________________________________________
_______________________________________________________________________________

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS


ITEM 1.   PLAN INFORMATION.*

ITEM 2.   REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.*


______________

*    Information required by Items 1 and 2 of Part I to be contained in the
     Section 10(a) Prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933 and the Note to
     Part I of Form S-8.

                                EXPLANATORY NOTE

     The Prospectus filed as part of this Registration Statement has been prepared in accordance with the requirements of Part I of Form S-3 and may be used for reofferings of Class A Common Stock of Haskel International, Inc. acquired by the persons named therein pursuant to the 1989 Incentive Stock Option Plan, the Nonqualified Stock Option Plan, the 1995 Incentive Stock Option Plan and the 1995 Formula Stock Option Plan of Haskel International, Inc.

PROSPECTUS

                                 698,150 SHARES

                           HASKEL INTERNATIONAL, INC.

                              CLASS A COMMON STOCK
                                 _______________

     This Prospectus relates to the offer by certain shareholders (collectively, the "Selling Shareholders") for sale from time to time of up to 698,150 shares of Class A Common Stock, without par value (the "Shares"). The Shares offered hereby are shares of Class A Common Stock previously issued and to be issued to officers, employees and directors of Haskel International, Inc. (the "Company") upon the exercise of employee stock options granted pursuant to the Company's 1989 Incentive Stock Option Plan, Nonqualified Stock Option Plan, 1995 Incentive Stock Option Plan and 1995 Formula Stock Option Plan (collectively, the "Plans"). The Company's Class A Common Stock is traded on The Nasdaq National Market under the Symbol "HSKL." The last sale price for the Class A Common Stock on June 5, 1996, as reported on the Nasdaq National Market, was $6.75 per share.

     The Selling Shareholders have advised the Company that they may sell, directly or through brokers, all or a portion of the Shares owned by each of them in negotiated transactions or in transactions on The Nasdaq National Market or otherwise at prices and terms prevailing at the time of sale. It is anticipated that usual and customary brokerage fees will be paid by the Selling Shareholders. In connection with such sales, the Selling Shareholders and any participating broker or dealer may be deemed to be "underwriters" of the Shares within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     The Company has informed the Selling Shareholders that the anti-manipulation provisions of Rules 10b-6 and 10b-7 under the Securities Exchange Act of 1934 (the "Exchange Act") may apply to their sales of the Shares. The Company also has advised the Selling Shareholders of the requirements for delivery of this Prospectus in connection with any sale of the Shares.

     SEE "RISK FACTORS" ON PAGES 4 THROUGH 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                 _______________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is June ___, 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy or information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the following regional offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities are traded on The Nasdaq National Market and the Company's reports, proxy or information statements, and other information filed with Nasdaq may be inspected at Nasdaq's offices at 1735 K Street, N.W., Washington, D.C., 20006.

     Additional information regarding the Company and the Class A Common Stock offered hereby is contained in the Registration Statement on Form S-8 of which this Prospectus is a part (including all exhibits and amendments thereto, the "Registration Statement"), filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the Class A Common Stock, reference is made to the Registration Statement and the exhibits thereto, which may be inspected and copied at the Commission's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (Commission File No. 0-25068) with the Commission under the Exchange Act are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1995, November 30, 1995 and February 29, 1996; and (c) the description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 19, 1994 with the Commission under the Exchange Act, including any amendment or report subsequently filed by the Company for the purpose of updating that description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     On request, the Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Requests for such copies should be directed to Haskel International, Inc., 100 East Graham Place, Burbank, California 91502,
Attention: Lonnie D. Schnell, telephone number (818) 843-4000.

                               PROSPECTUS SUMMARY

     THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT OUTSTANDING WARRANTS, AND OPTIONS OUTSTANDING UNDER THE COMPANY'S PLANS, ARE NOT EXERCISED.

                                   THE COMPANY

     Established in 1946, the Company manufactures pneumatically driven, high-pressure liquid pumps, gas boosters and air amplifiers for industrial, commercial, aerospace and military applications. Management believes that the Company is the world's leading manufacturer of such pumps and boosters for these applications. The Company sells and distributes a broad line of its own pneumatically driven pumps, gas boosters, air amplifiers and high-pressure valves, as well as third-party valves, cylinders and actuators, and other hydraulic and pneumatic devices primarily in the United States, Canada, the United Kingdom, various other European countries, South America, the Asia-Pacific region, the Middle East and India. The Company markets a range of integrated test and control systems. This involves design, manufacture and assembly incorporating products from the traditional line of Haskel-TM- pumps. The Company's high-pressure pumps and systems are used worldwide in manufacturing processes for industrial pressure testing and controls, fluid storage and containment and a wide variety of other applications. The Company also specializes in the international distribution of electronic components, utilizing its proprietary QRD-TM- (Quick Response Delivery) global sourcing network. In its fiscal year ended May 31, 1995, approximately 41% of the Company's business was manufacturing (including systems incorporating its pumps and boosters); the balance was distribution of third-party fluid power and pump related products and distribution of electronic components.

     The Company was incorporated in California in November 1986 as the successor to Haskel Engineering and Supply Company, whose operations began in 1946 as the successor to Hayman Engineering Service. The Company's principal executive offices are located at 100 East Graham Place, Burbank, California 91502, and its telephone number is (818) 843-4000. Unless the context otherwise requires, the term "Company" or "Haskel" refers to Haskel International, Inc. and its subsidiaries.

                                  THE OFFERING


Class A Common Stock offered hereby . . . . . . . . . . . . . . . . .    698,150 shares
Class A Common Stock outstanding or issuable upon
exercise of all options available under the Plans . . . . . . . . . .  6,023,080 shares
Use of proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . .  All of the proceeds from the sale of the Class A
                                                                       Common Stock offered hereby will be received by the
                                                                       Selling Shareholders.  The Company will not receive
                                                                       any of the proceeds from this offering but will bear
                                                                       estimated expenses of approximately $25,000.
Nasdaq National Market Symbol . . . . . . . . . . . . . . . . . . . .  HSKL


                                  RISK FACTORS

     In addition to the other information in this Prospectus and incorporated herein by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Class A Common Stock offered by this Prospectus. An investment in the Class A Common Stock offered hereby is speculative in nature and involves a high degree of risk.

ENVIRONMENTAL MATTERS

     SAN FERNANDO VALLEY AREA 2 SUPERFUND SITE

     The Environmental Protection Agency (the "EPA") has named the Company a Potentially Responsible Party ("PRP"), as that term is defined in applicable law, for an area known as the San Fernando Valley Area 2 Superfund Site (the "Superfund Site"), in which the groundwater has been contaminated by solvents. Of the 32 parties named by the EPA as PRPs for the Superfund Site, 27 parties, including the Company, have formed the Glendale PRP Group (the "Group"). Under applicable law, most notably the federal Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), the Company might be jointly and severally liable with other PRPs for the full cost of cleaning up the Superfund Site, including the cost of the remedial design phase discussed below, which the EPA currently estimates to be approximately $48,000,000 (the "Remediation Cost"). There is also legal authority, however, that holds that when the approximate extent of contamination caused by each PRP can be determined, liability must be allocated among the PRPs in proportion to their relative contribution. Based on this authority, Management and the Company's environmental counsel believe there will be a rational, pro rata allocation of responsibility for the cleanup of the Superfund Site among the participating PRPs. Three primary solvents were found at the Superfund Site, and the allocation of liability will probably be based upon, at least in part, the quantity of those three solvents used by each PRP at the Superfund Site. The Company used a small quantity of two of the three solvents and did not use the third solvent at all. Management and the Company's environmental counsel believe, therefore, that the Company was, at most, a small contributor to groundwater contamination at the Superfund Site. The Company has conducted research, the results of which corroborate its position.

     On December 21, 1993, an independent mediation team engaged by the Group presented a confidential proposed interim allocation schedule (the "Interim Allocation"), which allocated 1.76% responsibility to the Company for the remedial design phase. In May 1994, 23 of the 27 parties (including the Company) signed an Administrative Order on Consent ("AOC"), by which the parties committed themselves to carrying out the initial remedial design phase. However, prior to the execution of the AOC, four PRPs dropped out of the Group, and their respective shares were distributed among the remaining PRPs. As a result, the Company's Interim Allocation grew to 2.46%. The Group then engaged the services of a private investigative company whose job it was to locate and assemble data that would bring additional parties to the attention of the EPA. The Group delivered this data to the EPA and the EPA named additional PRPs in May and June 1995. Several of those newly named PRPs have joined the Group, such that currently there are 32 members of the PRP Group. Several of these new members make specified flat fee monthly payments to the Group and were not assigned a percentage allocation, due to the fact that the PRP Group will soon engage in a reallocation process. Nevertheless, there were minor adjustments in percentages as a result of the addition of some new members such that Haskel's current percentage is 2.36%. The Group has completed approximately 95% of the remedial design phase. To date, since its inception the Group has spent approximately $5.7 million.

     As a result of the additional PRPs who have joined the Group, the Company and its environmental counsel expect the allocation ultimately assigned to the Company to be less than the 2.36% that the Company is currently paying. The Company believes, based on the status of the current Group membership, that the Company will bear a lower share of costs than its already determined pro rata share.

     The Group has begun the process of reallocation of percentages among the Group members with the aim of arriving at a final allocation relative to the Remediation Cost (the "Final Allocation"). This process should be complete by September, 1996. It is the hope of the Group that the Final Allocation will be concluded prior to the time the EPA will receive a signed AOC regarding the 12-year remedy phase of this project.

     Even assuming that the Final Allocation of the Remediation Cost agreed upon by the Group is similar to the Interim Allocation, an assumption which the Company's environmental counsel believes is reasonable, the Company's share of the Remediation Cost will be approximately $1,000,000 (i.e. approximately 2.0% of the projected Remediation Cost of $48,000,000). This 2.0% figure is based upon the 1.76% Interim Allocation, adjusted to account for PRPs who have dropped out of the Group as well as for PRPs who have joined subsequent to the Interim Allocation and whose contributions to the contamination are therefore not reflected in the Interim Allocation.

     To the extent that a member of the Group does not accept the Final Allocation or does not pay its share of the liability for remediation, the remaining members will each, on a pro rata basis, become responsible for that member's allocation. Further data, negotiation or disagreements among the PRPs, insolvencies of or refusals to pay by PRPs or increases in actual costs of remediation could cause the Company's ultimate liability for remediation of the Superfund Site to increase significantly from the amount calculated based upon the Interim Allocation percentage. Consequently, there can be no assurance that remediation of the Superfund Site will not have a materially adverse effect on the results of operations or financial condition of the Company.

     In addition to the Remediation Cost, the EPA has informed the Group that it intends to seek reimbursement from PRPs for some portion of the approximately $13,000,000 of expenses the EPA has incurred in studying the Superfund Site and three adjacent superfund sites. The EPA also has the right to seek recovery from PRPs for additional administrative expenses it incurs in studying the superfund sites. The future expenses are not currently quantifiable or subject to reasonable estimation. PRPs from one of the adjacent superfund sites have agreed to pay approximately $2,000,000 of the $13,000,000. The EPA has informed the Company's environmental counsel that only a portion of the remaining $11,000,000 is attributable to the Superfund Site and the Company's counsel does not believe it is unreasonable to estimate that approximately 30% of such amount will be attributable to the Superfund Site. Further, the Group has lodged its objection with the EPA for the EPA's failure to separate out the costs related only to the Superfund Site. Recently, the Group made a payment of approximately $190,000 to the EPA relative to the $13,000,000 of past costs being claimed by the EPA, as the Group found $190,000 of those costs unobjectionable. Assuming that 30% of the claimed costs are attributable to the Superfund Site, the Company's share of that amount would be approximately $66,000, based on an adjusted Interim Allocation of 2.0%. Payment of all costs and expenses related to the Remediation Cost will be due over a period that Management believes, based upon EPA estimates, to be approximately twelve years.

     ON-SITE CONTAMINATION

     The soil at the property occupied by the Company at 100 East Graham Place, Burbank, California has been contaminated by solvents, primarily at one pit with a surface area of less than ten square feet (the "On-Site Contamination"). The extent of such contamination has been quantified by environmental consultants and engineers. The cost of such soil and groundwater assessment was approximately $250,000, including the cost of installation of five groundwater wells, which the Company has installed pursuant to a directive of the Regional Water Quality Control Board ("RWQCB"). Based on such analysis, Management estimates that approximately 250 cubic yards of contaminated soil has been affected. The remediation system to clean the on-site contamination was installed in July 1995 and was continuously operational for about four months, until November 1995, by which time the contamination in the soil had been reduced by more than 90% of the original concentrations. The Company had spent approximately $71,000 on mobilizing, installing and operating the remediation system through December 1995. The Company's environmental consultants and engineers believed that maximum possible results were obtained after four months of operation of the remediation system. The RWQCB, however, has requested that the system be reactivated for a ninety day period to ascertain if additional benefits are possible. The Company is currently in discussions with the RWQCB regarding this request. If the Company proceeds pursuant to the RWQCB's request, the estimated costs associated with such activation are $45,000.

     LUBRICATION CORPORATION OF AMERICA

     The Company has been named a PRP regarding contamination of a site operated by Lubrication Corporation of America ("LCA"). LCA operates a used oil recycling facility in the Santa Clarita flood plain, to which a portion of the Company's used oil was sent for recycling. The Company had been informed by the California Department of Toxic Substances Control that the Company's total contribution to the contamination was about 2,500 gallons which constituted approximately .05% of the total contamination identified at the LCA site. Recently, the Company was informed that its contribution was in the amount of 4,545 gallons. Currently, the Department of Toxic Substances Control is negotiating a settlement with approximately 20 other LCA PRPs who collectively constitute about 6% of the total contamination found at the LCA site. The Department of Toxic Substances Control is also negotiating with the United States military which, according to the Department of Toxic Substances Control, is responsible for more than 70% of the total contamination found at the LCA site. The Company has been offered a full release from the Department of Toxic Substances Control relative to the LCA site if the Company pays approximately $37,000. The Company is considering accepting this settlement offer.

     INSURANCE AND RESERVES

     One of the Company's insurers agreed to pay 13% of the Company's defense costs with respect to litigation concerning the Superfund Site. The Company brought litigation against its insurers in which the Company sought an order that its insurers must defend and indemnify the Company with respect to Superfund Site litigation. In August 1995, the trial court ruled that the Company's insurers must reimburse the Company for defense costs which the Company incurred in defending Superfund Site litigation and defend the Company in the future. As a result of this ruling, the Company expects a substantial recovery of its defense costs. However, the Company is unable at this time to quantify the amount it will recover. There can be no assurance of the ultimate outcome of this matter until it is finally resolved. Litigation is pending as to whether the Company's insurers must indemnify and continue to defend the Company.

     The Company established environmental reserves in the amount of $1,445,000 for contingent liabilities that may arise in connection with the Superfund Site, the On-Site Contamination and other environmental matters.
As of May 31, 1993 the Company had reserved $510,000 to perform testing and cleanup of soil contamination at its facility in Burbank in accordance with a mandate from the RWQCB. The Company increased the environmental reserves when the EPA established its $48,000,000 estimate of the Remediation Cost. The Company and its environmental counsel believe that there has been no significant change in the estimated environmental liabilities of the Company which suggests that the reserve amount should be changed. At May 31, 1995, the environmental reserve balances were $1,065,000. The Company has not included any specific amount in the environmental reserves for litigation defense costs, which cannot be estimated but could be substantial if these matters precipitate more litigation than is anticipated, particularly litigation between PRPs. The effect on these costs of the favorable court ruling set forth above cannot be determined at this time, although the Company believes they will be of substantial benefit to the Company. There can be no assurance that the environmental reserves will be adequate to cover any contingent liabilities arising from the above-referenced environmental matters or that any liability in excess of the environmental reserves will not have a materially adverse effect on the Company's results of operations or financial condition.

     COMPLIANCE WITH EXISTING REGULATIONS

     Although management anticipates increases in the Company's cost of ongoing compliance with existing environmental regulations due to inflation, management believes that the cost of ongoing compliance will not have a material adverse effect on the Company's financial condition.

RESULTS OF RECENT OPERATIONS

     From fiscal 1991 through fiscal 1993 the Company's sales and gross profit increased, while earnings declined, primarily because operating expenses increased at a higher rate than the increase in gross margins. From fiscal 1993 through fiscal 1994 sales increased, while gross profit and earnings declined, primarily due to certain nonrecurring expenses related to increases in environmental reserves, restructuring charges and inventory write-offs. From fiscal 1994 through fiscal 1995, sales, gross profit and earnings all increased, primarily as a result of increased demand for the Company's products, new sales representative programs and the introduction of new products, combined with the effects of a cost reduction program. For the nine months ended February 29, 1996, sales, gross profit and earnings all increased, primarily as a result of increased demand for the Company's products, combined with the effects of sales representative programs, the cost reduction program and continued benefits from recent acquisitions and overseas expansion. The Company's immediate prospects for revenue growth and increased profitability are dependent upon continued demand for the Company's products in a competitive environment, further expansion of the applications of its core technologies to new products, uses, systems and customers, the control of operating expenses, the strength of the United States' economy and the general state of the global economy. There can be no assurance, however, that the Company will be able to increase its revenues or profitability.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's results of operations are subject to fluctuations from quarter to quarter due to changes in demand for its products and other factors. Demand for the Company's products in each of the markets it serves can vary significantly from quarter to quarter due to revisions in customers' budgets or schedules, changes in demand for the customers' products that incorporate or utilize the Company's products and other factors beyond the Company's control. Therefore, year-to-year comparisons of quarterly results may not be meaningful, quarterly results during a year may not be indicative of the results that may be expected for the entire year, and there can be no assurance that the Company will be profitable in any particular quarter.

PRODUCT DEPENDENCE BY THE ELECTRONIC PRODUCTS GROUP

     The Company's Electronic Products Group ("EPG") is essentially a sourcing business, focusing on critical shortages of electronic components. Therefore, the EPG's performance tends to relate to the general state of the electronic components industry. That industry is currently experiencing a downturn and there is a surplus of electronic products rather than a shortage of products. In fiscal 1994, the year in which the EPG's principal entity, M.G. Electronics, Inc. ("MGE") was acquired, the EPG accounted for approximately 9.4% of the Company's sales. In fiscal 1995 and the nine months ended February 29, 1996, the EPG accounted for approximately 24.8% and 29.6% of the Company's sales, respectively. In response to declining demand for electronic components, the EPG has recently initiated cost reduction measures including a reduction in its personnel and the closing of its two European offices.

RISKS OF FOREIGN SALES

     During the year ended May 31, 1995, the Company derived approximately 23% of its total revenues from export sales of its products to Europe, the Asia-Pacific region and other foreign markets, as compared to approximately 24% during fiscal 1994 and 26% during fiscal 1993. These figures exclude the sales of Haskel Energy Systems Ltd. ("HESL") in the United Kingdom ("UK"). The Company expects that revenues from foreign sales will continue to represent a material portion of its total revenues and may increase as a percentage of total revenues. Foreign sales are subject to numerous risks, including significant fluctuations in foreign currencies, political and economic instability in foreign markets, restrictive trade policies of foreign governments, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs, difficulties associated with accounts receivable collection and the burdens of complying with a wide variety of international and United States export laws and differing regulatory requirements, each of which could have a materially adverse effect on the Company's business and results of operations. The Company does not engage in hedging transactions to lessen the effect of significant fluctuations in foreign currencies. Currently, the Company maintains a substantial portion of its European cash balances in U.S. dollars.

COMPETITION

     In general, the principal competitive factors in the markets in which the Company's Industrial Products Group ("IPG") - Manufacturing segment participates are product quality, performance, availability, reliability, technical support and price. All of the Company's competitors have a significantly smaller market share in the United States than the Company. There can be no assurance that the Company can maintain its dominant market share. To remain competitive, the Company will have to continue to improve its market penetration and support the reliability and reputation of its products with a high level of customer service in terms of product delivery, availability and technical support.

     In the high-pressure pump manufacturing industry, the Company's
IPG - Manufacturing segment has three major competitors: Teledyne Fluid Systems, a division of Teledyne Inc.; Schmidt Kranz & Company Gmbh; and SC Hydraulic Engineering Corporation. Certain of the Company's competitors are larger overall and have greater financial resources than the Company. The Company has a significantly larger United States market share in this line of business than do any of its competitors, but there can be no assurance that the Company will maintain its market share. In order to remain competitive, the Company supports the reliability and reputation of its products with customer service, prompt product delivery, competitive pricing, and comprehensive technical assistance.

     The Company's competitors in the integrated test and control systems market include the same companies that compete with the Company in the pneumatically driven pump, gas booster, air amplifier and high-pressure valve markets. In addition, the Company competes with a number of small manufacturers of integrated test and control systems, as well as unrelated value-added distributors of similar systems.

     Unlike its manufacturing business, the Company's IPG distribution business competes with many other companies that provide substantially similar products. Management believes that many of these competing companies are larger and have greater financial strength than the Company.

     In its EPG distribution business, the Company competes with numerous companies in each market it serves, many of which have far greater financial and other resources than the Company. There is intense competition in electronic component sourcing and supply to OEMs. Although the Company has applied for trademarks on the names of several of its marketing systems, it does not have patent or copyright protection on its proprietary systems or technologies, nor does it have exclusive franchises for the products it distributes, and there can be no assurance that traditional franchised electronic distributor organizations or independent distributors will not adopt similar communications technologies to offer similar sourcing services to those offered by the EPG. Additionally, purchasing departments of OEMs can develop this capability in-house, and many of the larger OEMs have already established international purchasing offices. In some cases, the EPG competes with franchised distributors, such as Avnet Inc., Arrow Electronics Inc. and other large organizations, many of which have substantially greater financial and other resources. The Company also competes with small independent distributors that locate and source products, but management believes that few of these distributors utilize the advanced technology employed by the Company for servicing its customers.

     There can be no assurance that the Company will be able to continue to compete effectively in the markets for any of its products.

ABILITY TO MANAGE GROWTH AND INTEGRATE RECENTLY ACQUIRED OPERATIONS

     During the past five years, the Company has acquired five companies.
The Company plans to continue to make strategic acquisitions of complementary businesses while simultaneously improving its current operations, implementing new computer and software systems, adopting new marketing programs and streamlining its manufacturing processes. Maintaining profitability during a period of continued expansion and integration of operations will depend on the Company's ability to manage its growth effectively. Difficulties in integrating new operations and managing such growth could overextend the Company's management resources and have a materially adverse effect on the Company's business and results of operations.

TECHNOLOGICAL CHANGE AND DEPENDENCE ON SYSTEMS AND SOFTWARE

     The rapid rate of technological change in information, communications and network systems could make the Company's systems obsolete and have a materially adverse effect on the Company's ability to compete, particularly in its electronic component sourcing business. The nature of the electronic components industry requires the EPG to continually evaluate technological advances in the information, communications and networking fields and adopt appropriate new technologies in order to maintain and improve its sourcing and supply capabilities. There can be no assurance that the EPG will be able to continue to serve its customers effectively and compete with other companies that adopt such technologies. The EPG is highly dependent on its proprietary databases, computer systems and integrated network of workstations, fax servers, modems, customized software and advanced communication systems. Any failure or interruption in the performance of these systems may have a materially adverse effect on the Company's business, financial condition and results of operations.

BACKLOG

     Pursuant to the customary terms of the Company's agreements with government contractors and other customers, and in accordance with industry custom and practice, a customer generally may cancel or reschedule an order without penalty if the Company has not made financial commitments with respect to the order. Lead times for the release of purchase orders depend upon the scheduling and forecasting practices of the Company's individual customers, which also can affect the timing of the conversion of the Company's backlog into revenues. For these reasons, among others, the Company's backlog at a particular date may not be indicative of its future revenues, and there is no assurance that backlog will be completed and recorded as revenue. Cancellation of pending contracts or termination or reductions of contracts in progress may have a materially adverse effect on the Company's business and results of operations.

DEPENDENCE ON KEY PERSONNEL AND MANUFACTURERS' REPRESENTATIVES

     The Company is dependent upon the personal efforts and abilities of R. Malcolm Greaves, the Company's principal executive officer. The loss or unavailability of the services of Mr. Greaves could have a materially adverse effect on the Company. The Company maintains $2,000,000 of "key person" life insurance on the life of Mr. Greaves. Management believes that the Company's success depends in part upon its ability to attract and retain highly skilled management, technical, sales and marketing personnel and maintain its relationships with manufacturers' representative organizations domestically and overseas. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel and maintaining such relationships.

     Maury S. Friedman, a former principal executive officer, became a consultant to the Company effective April 1, 1996 and ceased being an employee of the Company. Mr. Friedman's change in status does not affect the continuity of management at MGE or the EPG; however, the possible effect of his lesser involvement in their business activities is unknown at present.

SUPERIOR VOTING RIGHTS OF HOLDERS OF CLASS B COMMON STOCK; CONTROL BY PRINCIPAL SHAREHOLDER

     As of April 1, 1996, the Company's largest shareholder, the Hayman Trusts, beneficially owned 1,584,477 shares (33.8%) of the outstanding Class A Common Stock and 40,000 shares (100%) of the outstanding Class B Common Stock. Holders of the Class B Common Stock, voting as a separate class, are entitled to elect a majority of the Company's Board of Directors. Thus, the Hayman Trusts have the power to elect a majority of the Board of Directors and thereby control many of the affairs and policies of the Company. The superior voting rights of the Class B shareholders may have the effect of delaying or preventing a change in management or control of the Company.

ABILITY TO PAY DIVIDENDS

     Although the Company currently intends to pay dividends on its Common Stock, its ability to do so will depend on a number of factors, including net earnings, agreements with creditors, capital expenditure requirements, cash on hand, environmental liabilities, successful integration of acquired businesses and product lines, growth of the Company's businesses and general economic conditions. In addition, the Company's comprehensive credit facility with its bank has certain covenants, including ones requiring maintenance of minimum tangible net worth and prohibiting the payment of any dividends by the Company in the event of a default under such loan agreement. Consequently, there can be no assurance as to the continued payment of dividends or as to amounts thereof.

STOCK PRICE VOLATILITY

     The trading price and volume of the Company's Class A Common Stock could be subject to significant fluctuations in response to many factors, including quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, competition, general conditions in the Company's businesses and the economy and other events or factors. Additionally, broad market fluctuations may adversely affect the market price of the Company's Class A Common Stock.

ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, BYLAWS AND STOCK STRUCTURE

     The Company has two classes of Common Stock with unequal voting power. The Company's Board of Directors is elected annually on a split-vote basis, with holders of Class A Common Stock and holders of Class B Common Stock voting as separate classes. Holders of Class B Common Stock have the power to elect a majority of the Company's Board of Directors. If the number of members of the Company's Board of Directors is an odd number, holders of Class B Common Stock are entitled to elect one more member than holders of Class A Common Stock. If the number of members of the Company's Board of Directors is an even number, holders of Class B Common Stock are entitled to elect two more members than holders of Class A Common Stock. These provisions would have the effect of discouraging a proxy contest or making it impossible for a third party acquiring a substantial block of the Company's Class A Common Stock to effect a change in management and control of the Company. Such provisions also could limit the price that investors might be willing to pay in the future for shares of the Company's Class A Common Stock.

     The Board of Directors of the Company is authorized to issue, without shareholder approval, up to 2,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences determined by the Board of Directors, as well as 15,311,770 additional shares of Class A Common Stock (excluding the shares of Class A Common Stock issuable under the Plans), which could dilute the voting power of the holders of Class A Common Stock. Although the Company has no current plans to issue any shares of Preferred Stock or additional shares of Common Stock other than the Class A Common Stock issuable under the Plans or any other employee benefit plan, the future issuance of Preferred Stock or Common Stock or of rights to purchase Preferred Stock or Common Stock could be used to discourage an unsolicited acquisition proposal.

                              SELLING SHAREHOLDERS

     The following table lists the Selling Shareholders, the number of shares of Class A Common Stock beneficially owned by each such Selling Shareholder as of the commencement of this offering, the number of shares included in the offering and the number of shares of Class A Common Stock held by each such Selling Shareholder after the offering. The shares included in the Prospectus were issued or are issuable to the Selling Shareholders in connection with their exercise of options pursuant to the Plans. Each Selling Shareholder has advised the Company that such Selling Shareholder intends to offer for sale all of the Shares listed below under the heading "Number of Shares Being Offered."

     The remaining Selling Shareholders are not currently known by the Company, but will be current or future employees, executive officers or directors of the Company who may, in the future, be granted stock options under the Plans.


                                                Shares Beneficially Owned                                    Shares Beneficially
                                                    Prior to Offering                                      Owned After Offering (1)
                              ------------------------------------------------------------                 ------------------------
                                                 Issuable         Total                         Number
                                                  Under         Ownership                      of Shares
                                Shares           Option           and                           Being
Name                          Outstanding        Plans (2)        Rights       Percent (3)      Offered      Number     Percent (4)
- ----                          -----------        ---------       -------       -----------     --------     -------     -----------
Maury S. Friedman (5)          457,000           40,000          497,000         10.5%          40,000      457,000        8.9%
Marvin L. Goldberger (5)        11,155           39,000           50,155          1.1%          46,000        4,155           *
Marvin Goodson (5)              81,110(6)        71,000          152,110          3.2%          91,000       61,110        1.3%
R. Malcolm Greaves               3,000          114,600 (7)      117,600          2.4%         150,000        2,000           *
Edward Malkowicz                11,000           10,400 (8)       21,400             *          52,000       11,000           *
Stanley T. Myers                 1,000            2,400 (9)        3,400             *          12,000        1,000           *
William L. Slover (5)            5,000           27,000           32,000             *          32,000          -0-           *
A. Charles Wilson (5)           15,000          153,000          168,000          3.5%         160,000        8,000           *
Robert A. Smith                    -0-           10,000 (10)      10,000             *          50,000          -0-           *
Lonnie D. Schnell                1,500            6,000 (11)       7,500             *          30,000        1,500           *
James Minyard                      400           10,000 (12)      10,400             *          30,000          400           *
Edward W. Wachtel               16,740              -0-           16,740             *             750       15,990           *
Goodson and Wachtel
  Profit Sharing Plan           24,800              -0-           24,800             *           1,000       23,800           *
David K. Belk                      200            3,450 (13)       3,650             *             200        6,450           *
Williard Bixby                   1,500              -0-            1,500             *           1,500          -0-           *
Robert Goodell                     250              -0-              250             *             250          -0-           *
Elisa Schachnes                  6,640              -0-            6,640             *             250        6,390           *
Chris Sigigie                      600              -0-              600             *             600          -0-           *
Peter Votrian                      600              -0-              600             *             600          -0-           *

_________________
*    Less than 1%

(1) The table assumes that the Selling Shareholders will dispose of all of the Company's Class A Common Stock issued to them upon exercise of options.

(2) The figures set forth in this column show the number of shares issuable upon exercise of options that were exercisable at May 1, 1996 or within 60 days thereafter.

(3) Shares that a person has the right to acquire within 60 days after May 1, 1996 are deemed to be outstanding in calculating the percentage ownership of the person, but are not deemed to be outstanding as to any other person.

(4)  Assumes all options under the Plans are exercised.

(5) Messrs. Goodson and Slover and Dr. Goldberger are Directors of the Company. Mr. Friedman was a Director of the Company until January 3, 1996. Mr. Wilson was a Director and Chairman of the Board of the Company until November 22, 1994.

(6) Excludes 24,800 shares that are owned by Goodson and Wachtel, A Professional Corporation Profit Sharing Plan, of which Mr. Goodson is a co-trustee and a participant.

(7) Does not include 34,400 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996.
     Mr. Greaves is President and Chief Executive Officer and a Director of the Company.

(8) Does not include 41,600 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996. Mr. Malkowicz is Chairman of the Board of the Company.

(9) Does not include 9,600 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996. Mr. Myers is a Director of the Company.

(10) Does not include 40,000 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996. Mr. Smith is President - Industrial Products Group of the Company.

(11) Does not include 24,000 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996. Mr. Schnell is Chief Financial Officer and Secretary of the Company.

(12) Does not include 20,000 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996. Mr. Minyard is President - Electronic Products Group of the Company.

(13) Does not include 3,000 additional shares issuable upon exercise of options that are not exercisable within 60 days after May 1, 1996.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell, directly or through brokers, the Shares offered hereby in negotiated transactions or in one or more transactions on The Nasdaq National Market at the price prevailing at the time of sale. In connection with such sales, the Selling Shareholders and any participating broker may be deemed to be "underwriters" of such shares within the meaning of the Securities Act, although the offering of these securities will not be underwritten by a broker-dealer firm. Sales in the over-the-counter market may be made to broker-dealers making a market in the Class A Common Stock or other broker-dealers, and such broker-dealers, upon their resale of such securities, may be deemed to be "selling shareholders" in this offering. The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

     The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Shares, other than fees of counsel (if any) for the Selling Shareholders and any discounts or commissions payable with respect to sales of such shares.

     The Company has informed the Selling Shareholders that the anti-manipulation provisions of Rule 10b-6 and 10b-7 under the Exchange Act may apply to their sales of the Shares offered hereby and has furnished each of the Selling Shareholders with a copy of these rules, as well as a copy of certain interpretations thereof by the Commission. The Company also has advised the Selling Shareholders of the requirement for delivery of this Prospectus in connection with any sale of such Shares.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                    ________

                                TABLE OF CONTENTS

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Incorporation of Certain Documents by Reference. . . . . . . . . . . . . .  2
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . 13




                           HASKEL INTERNATIONAL, INC.


                     698,150 shares of Class A Common Stock






                                 _______________

                                   PROSPECTUS
                                 _______________






                                  June __, 1996


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by Haskel International, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934 (the "Exchange Act") (Commission File No. 0-25068) are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1995, November 30, 1995 and February 29, 1996; and (c) the description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A filed on September 19, 1994 with the Commission under the Exchange Act, including any amendment or report subsequently filed by the Company for the purpose of updating that description.

     In addition, any document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all shares of the Company's Class A Common Stock registered hereunder have been sold or that deregisters all such shares of Class A Common Stock then remaining unsold, will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES

     The Class A Common Stock registered hereby is a class of securities registered under Section 12(g) of the Exchange Act.

ITEM 5.   INTEREST OF NAMED EXPERTS AND COUNSEL

     Troy & Gould Professional Corporation holds an option to acquire
25,000 shares of the Company's Class A Common Stock, exercisable at the market price of the Class A Common Stock on November 15, 1994.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under California law, a California corporation may eliminate or limit the personal liability of a director to the corporation for monetary damages for breach of the director's duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omissions that the director believes to be contrary to the best interests of the corporation or its shareholders or that reflect an absence of good faith on the director's part, the unlawful purchase or redemption of stock, payment of unlawful dividends and receipt of improper personal benefits. The Company's Articles of Incorporation include such provisions.

     The Company's Articles of Incorporation and Bylaws also impose a mandatory obligation that the Company indemnify any director of the Company to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the direction of the Company.

     The foregoing indemnification provisions are broad enough to encompass certain liabilities of directors under the Securities Act of 1933.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

     During the fiscal years ended May 31, 1993, 1994 and 1995, and the ten months ended March 31, 1996, the Company issued 20,750, 42,100, 12,000 and 0 shares of Class A Common Stock, respectively, upon exercise of options held by 12 persons, including six directors and two former directors. The aggregate consideration received by the Company on exercise of these options was approximately $328,959. With regard to these transactions, the Company relied upon Section 4(2) or Rule 701 of the Rules and Regulations promulgated under the Securities Act as an exemption from the registration requirements of the Securities Act.

     From 1989 through May 31, 1996, the Company issued options (net of any forfeitures) to officers, employees and directors under its 1989 Incentive Stock Option Plan, its Stock Option Plan and its 1995 Incentive Stock Option Plan to purchase an aggregate of 885,715 shares of Common Stock.

     Management believes that the issuances of securities pursuant to the foregoing transactions were exempt from registration under Securities Act of 1933, as amended, by virtue of Section 4(2) thereof as transactions not involving public offerings, or Section 3(a) or 3(b), or as transactions not involving the sale of a security.

ITEM 8.   EXHIBITS

     The following exhibits included herewith or incorporated herein by reference are made part of this Registration Statement:

      3.1 Restated Articles of Incorporation of the Company (filed with the Commission on August 8, 1994 as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended May 31, 1995 and incorporated herein by reference).

      4.1 Specimen Class A Common Stock certificate (filed with the Commission on October 13, 1994 as Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (Reg. No. 33-74362) and incorporated herein by reference).

      5 Opinion of Troy & Gould Professional Corporation regarding the legality of the securities registered hereunder.

     23.1 Consent of Deloitte & Touche LLP.

     23.2 Consent of Price Waterhouse U.K.

     23.3 Consent of Troy & Gould Professional Corporation (contained in
          Exhibit 5).

     24   Power of Attorney (contained in Part II).

ITEM 9.   UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement:

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Burbank, state of California, on May 31, 1996.

                                   HASKEL INTERNATIONAL, INC.


                                   By:   /s/ Edward Malkowicz
                                      ----------------------------------
                                        Edward Malkowicz
                                        Chairman of the Board

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward Malkowicz and Lonnie D. Schnell, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



         SIGNATURE                     TITLE                               DATE
         ---------                     -----                               ----
 /s/ EDWARD MALKOWICZ           Chairman of the Board                   May 31, 1996
- ---------------------------
Edward Malkowicz

 /s/ R. MALCOLM GREAVES         Chief Executive Officer and             May 31, 1996
- ---------------------------     Director
R. Malcolm Greaves

 /s/ LONNIE D. SCHNELL          Chief Financial Officer (Principal      May 31, 1996
- ---------------------------     Financial and Accounting Officer)
Lonnie D. Schnell

 /s/ MARVIN L. GOLDBERGER       Director                                May 31, 1996
- ---------------------------
Marvin L. Goldberger

 /s/ MARVIN GOODSON             Director                                May 31, 1996
- ---------------------------
Marvin Goodson

 /s/ STANLEY T. MEYERS          Director                                May 31, 1996
- ---------------------------
Stanley T. Meyers

 /s/ TERRENCE A. NOONAN         Director                                May 31, 1996
- ---------------------------
Terrence A. Noonan

 /s/ WILLIAM L. SLOVER          Director                                May 31, 1996
- ---------------------------
William L. Slover

                                         II-4